ALTAGAS LTD.
(The “Corporation”)

EXHIBIT TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDING MARCH 31, 2022

For the twelve-month period ended March 31, 2022:

(a)The consolidated net income attributable to owners of the parent before interest expense on short-term and long-term debt and income taxes of the Corporation was $681 million; and

(b)Interest expense of the Corporation on short-term and long-term debt, including preferred share dividends, was $328 million.

The Corporation’s earnings coverage ratio (i.e. the number determined by dividing the amount set out in paragraph (a) above by the amount set out in paragraph (b) above) for the twelve months ended March 31, 2022 was 2.1.